Avalon Capital, Inc.
                               34 Chambers Street
                               Princeton, NJ 08542





                                February 4, 1999


Dear Shareholder:

         Avalon Capital, Inc. (the "Company") annually offers to repurchase a percentage of its issued and outstanding stock (the "Shares"). This is a fundamental policy that cannot be changed except with the approval of the Company's shareholders. We are enclosing the Company's Offer to Purchase ("Offer") 44,535 Shares at the net asset value ("NAV") per share determined on February 26, 1999

         Before you decide whether to tender any or all of your shares in this repurchase offer, you should read the enclosed information carefully. If you decide to participate in this repurchase offer, please complete the enclosed Letter of Transmittal (the "Letter") or contact your broker, dealer, or nominee to effect the tender for you.

         THE LETTER OF TRANSMITTAL AND ALL NECESSARY DOCUMENTS MUST BE COMPLETED, SIGNED AND RECEIVED IN GOOD ORDER BY AMERICAN DATA SERVICES, INC. ("ADS") NO LATER THAN 4:00 P.M. (EASTERN TIME) ON FRIDAY, FEBRUARY 26, 1999.

         If you have any questions about the enclosed material, please contact ADS at (516) 951-0500 x 103. Thank you for your continued interest in Avalon Capital, Inc.


                                                     Sincerely,



                                                     Avalon Capital, Inc.